Exhibit 99.1

China Online Education Group Files Its Annual Report on Form 20-F

BEIJING, April 24, 2018 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a leading online education platform in China, with core expertise in English education, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the Securities and Exchange Commission. The annual report can be accessed on the Company’s investor relations website at http://ir.51talk.com and on the SEC’s website at www.sec.gov. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements for the fiscal year ended December 31, 2017, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ir@51talk.com.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

For investor and media inquiries, please contact:

China Online Education Group
Investor Relations
+86 (10) 5692-8909
ir@51talk.com

The Piacente Group, Inc.
Brandi Piacente
+86 (10) 5730-6200
+1-212-481-2050
51talk@tpg-ir.com